Exhibit 21.1

SUBSIDIARIES OF YORK SPACE SYSTEMS INC.

The following is a list of our subsidiaries as of December 31, 2025:

1.	Yellowstone Midco Holdings, LLC (Delaware)

2.	Yellowstone InterCo Holdings, LLC (Delaware)

3.	Yellowstone Borrower, LLC (Delaware)

4.	York SKLM Holdings LLC (Delaware)

5.	NewSpace Systems LLC (Colorado)

6.	VooDoo 1 Ventures LLC (Delaware)

7.	NewSpace Systems Proprietary Limited (South Africa)

8.	NewSpace Systems Limited (England & Wales)

9.	NewSpace Systems Limited (New Zealand)

10.	NewSpace Infrastructure (Pty) Ltd (South Africa)

11.	York Space Systems LLC (Colorado)

12.	Emergent Space Technologies, LLC (Delaware)

13.	Midco Sub, LLC (Delaware)

14.	Atlas Space Operations, LLC (Delaware)

15.	Freedom Space Technologies, Inc. (Delaware)